__________________________________

               SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C.  20549

                            FORM 11-K

                          ANNUAL REPORT
                PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

               __________________________________

           For the fiscal year ended December 31, 1993

                    THE MONTANA POWER COMPANY
       DEFERRED SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                    THE MONTANA POWER COMPANY
                        40 EAST BROADWAY
                        BUTTE, MT  59701
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Item 1.  Changes in the Plan

The Montana Power Company Deferred Savings Plan was amended and restated in 1989 as The Montana Power Company Deferred Savings and Employee Stock Ownership Plan to reflect the merger of The Montana Power Company Deferred Savings Plan and that portion of the Employee Stock Ownership Plan of The Montana Power Company and Subsidiaries attributable to employees of The Montana Power Company. Prior to August 17, 1992, the IRS was not yet accepting application for determination letters for the merging of the two plans. Management intends to apply for a determination letter in 1994 and management's counsel believes that a favorable determination letter will be issued.

Item 2. Changes in Investment Policy

No changes have been made to the Plan's investment policy in 1993.

Item 3. Contributions to the Leveraged Employee Stock Ownership
Plan Fund

The Montana Power Company contributed $5,323,488 in 1993 to the
Plan's Leveraged ESOP Fund.

Item 4. Participating Employees

There were 2,620 employees and retirees participating in The
Montana Power Company Deferred Savings and Employee Stock
Ownership Plan at December 31, 1993.

Item 5. Administration of the Plan

The Plan is administered by the seven-member Retirement Plan Committee (Committee) appointed by, and serving at the pleasure of, the Board of Directors of The Montana Power Company. No compensation was paid to the members of the Committee by the Plan. The members of the Committee, each of whose address is c/o The Montana Power Company, 40 East Broadway, Butte,
Montana 59701, are as follows:

                                    Positions or Offices Held With
                                      The Montana Power Company
                                         and Its Subsidiaries

Charles J. Gilder. . Administrator Vice President - Administration,
                                     Utility Division

Richard F. Cromer. . Member        President and Chief Operating
                                     Officer, Continental Energy
                                     Services, Inc.

Robert P. Gannon . . Member        President and Chief Operating
                                     Officer, Utility Division

Jerrold P. Pederson. Member        Vice President - Chief Financial
                                     Officer

Arthur K. Neill. . . Member        Executive Vice President - Utility
                                     Services, Utility Division

James J. Murphy. . . Member        President, Entech, Inc.

Ellen M. Senechal. . Member        Vice President and Treasurer,
                                     Entech, Inc.

Certain members of the Committee are also directors or officers of certain subsidiaries of The Montana Power Company.

Item 6. Custodian of Investments

The Northern Trust Company, Fifty South LaSalle Street, Chicago, Illinois 60675 is the Trustee of the Plan. Ark Capital Management Company, Inc., manages one hundred percent of the Bond Fund and approximately fifty percent of the Stock Fund. INVESCO Capital Management, Inc., manages approximately fifty percent of the Stock Fund. The Trustee and the money managers are responsible for the safekeeping and investment of all contributions made to the Plan. There is no specific coverage by any bond furnished by the Trustee or either money manager in connection with the custody of the security investments or other assets of the Plan. No fees are paid out of the Plan.

Item 7. Reports to Participating Employees

Summary Annual Reports will be made directly to participating employees for the fiscal year 1993 with respect to the operations of the Plan. These reports present the basic financial statements and the employees' rights to additional information. Statements of the status of individual accounts under the Plan have been sent directly to the employees.

Item 8. Investment of Master Trust Funds

    (a) The aggregate dollar amounts of brokerage commissions paid by the Master Trust were $95,182, $73,951 and $56,676 for the years 1993, 1992 and 1991, respectively. None of these commissions were paid to any broker which is an affiliated person of the Plan or their investment advisor, principal underwriters or to an affiliated person of any such person.

    (b) SEI Evaluation Services provided reports on the performance of the Master Trust investment managers and received fees of $75,233 and $121,099 in 1993 and 1992, respectively.

Note: The following financial statements and schedules are filed under cover of Form SE.


Item 9. Financial Statements


                    The Montana Power Company
                      Deferred Savings and
                  Employee Stock Ownership Plan


                  Index to Financial Statements

                                                        Page


Report of Independent Accountants                        4

Plan Financial Statements:
    Statement of Net Assets Available for
      Benefits at December 31, 1993 and 1992        5 through 6

    Statement of Changes in Net Assets
      Available for Benefits for the three
      years ended December 31, 1993                 7 through 9

    Notes to Financial Statements                  10 through 20

    Schedule of Assets Held for Investment at
      December 31, 1993                            21 through 31

    Schedule of Reportable Transactions for
      the Year Ended December 31, 1993                  32

Retirement Plan Committee Authorization                 33

Consent of Independent Accountants                      34


Note: All other schedules are omitted because they are not applicable or the required information is shown in the Plan's financial statements.

Pursuant to the requirements of the Securities Exchange Act of 1934, The Montana Power Company Retirement Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                       THE MONTANA POWER COMPANY DEFERRED
                       SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN



Date:  March 29, 1994  By John S. Miller
                          John S. Miller
                          The Montana Power Company Controller
600\94087Z04